Mail Stop 4561

May 24, 2006

Via U.S. Mail and Fax (904) 634-1505
Mr. Bruce M. Johnson
Chief Financial Officer
Regency Centers Corporation
121 West Forsyth Street, Suite 200
Jacksonville, FL 32202

      RE: **Regency Centers Corporation**
                Form 10-K for the fiscal year ended December 31, 2005
                Filed March 10, 2006

Dear Mr. Johnson:

      We have reviewed the above referenced filing and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 Summary of Significant Accounting Policies
(b) Revenues, page F-11

1.   The note states that lease revenue recognition commences when the lessee is given possession of the leased space upon completion of the tenant improvements. We assume that this is the lease inception date when the company is the owner of the leasehold improvements but that when the leasehold improvements are owned by the tenant, the lease inception date is when the tenant obtains possession of the leased space for purposes of constructing the leasehold improvements. Please clarify to us. Refer to FSP FAS 13-b.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3780 with any questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant